Exhibit 99.4

NEWS RELEASE

Boyd Group Services Inc. Reports Third Quarter 2025 Results

- Boyd Delivers Positive Same-Store Sales Growth, Margin Improvement and

Strengthens Business with Announced Joe Hudson’s Acquisition and NYSE Listing

Winnipeg, Manitoba – November 12, 2025 – Boyd Group Services Inc. (TSX: BYD; NYSE: BGSI) (“BGSI”, “the Boyd Group”, “Boyd” or “the Company”) today announced the results for the three and nine month periods ended September 30, 2025. The Boyd Group’s third quarter 2025 financial statements and MD&A have been filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). This news release is not in any way a substitute for reading Boyd’s financial statements, including notes to the financial statements, and Boyd’s Management’s Discussion & Analysis.

Results and Highlights for the Third Quarter Ended September 30, 2025:

•

Sales increased by 5.0% to $790.2 million from $752.3 million in the same period of 2024 with same-store sales[1] increasing 2.4%, and $22.2 million in sales coming from new locations. The third quarter of 2025 recognized the same number of selling and production days when compared to the same period of 2024

•	Gross Profit increased by 6.5% to $365.9 million or 46.3% of sales from $343.6 million or 45.7% of sales in the same period in 2024

•

Adjusted EBITDA[1] increased 22.8% to $98.4 million, compared with Adjusted EBITDA of $80.1 million in the same period in 2024, while Adjusted EBITDA margin1 increased to 12.4% of sales from 10.7% of sales in the same period of 2024

•

Adjusted net earnings[1] increased to $13.3 million, compared with $3.2 million in the same period of 2024 and adjusted net earnings per share[1] increased to $0.62, compared with $0.15 in the same period of 2024. Prior to the adjustments for acquisition and transformational cost initiatives, Boyd posted net earnings of $10.8 million, compared with $2.9 million in the same period of 2024 and net earnings per share of $0.51, compared with $0.13 in the same period of 2024

•	Debt, net of cash before lease liabilities increased from $505.8 million at June 30, 2025 to $521.0 million at September 30, 2025

•	Completed a C$275 million unsecured note offering, used to repay existing indebtedness

•	Declared third quarter dividend in the amount of C$0.153 per share

•	Surpassed the 1,000th location milestone during the third quarter

•

Added 24 collision repair locations, including 17 through acquisition and seven start-up locations. The acquired locations include the acquisition of L&M Body Shop, a multi-shop operator with eight locations, one of which is an intake center

Subsequent to Quarter End

•	Announced a definitive agreement to purchase Joe Hudson’s Collision Center for $1.3 billion. The acquisition is expected to close in Q4 2025 and add 258 locations concentrated in the US Southeast

•	Completed a $897 million bought deal initial public offering in the U.S. and a C$525 million senior unsecured note offering, which secures financing for the Joe Hudson’s Collision Center acquisition

•	Boyd Group Services Inc. shares began trading on the New York Stock Exchange under symbol “BGSI”

•	Opened two new start-up locations and acquired six locations, including a five location multi-store operator in Nova Scotia, Canada, which marks the entrance into a new province for Boyd

•	Announced a dividend increase of 2.0% to $0.624 per share annualized from $0.612 per share annualized

[1]

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios and are not standardized financial measures under International Financial Reporting Standards and might not be comparable to similar financial measures disclosed by other issuers. For additional details, including a reconciliation of each non-GAAP financial measure to its nearest GAAP equivalent, please see ”Non-GAAP financial measures and ratios” section of this news release.

“Since the beginning of the third quarter, Boyd has experienced a transformative period defined by significant achievement and growth”, commented Mr. Brian Kaner, President and CEO of Boyd Group. “We signed a definitive agreement to acquire Joe Hudson’s Collision Center, a leading collision repair operator in the US Southeast, successfully completed a $897 million bought-deal initial public offering concurrent with a listing on the New York Stock Exchange, and achieved a return to positive same-store sales, all while making meaningful progress on our margin improvement initiatives. Together, these milestones represent an exciting chapter of growth, strength and opportunity for Boyd.”

“During the third quarter, we generated 2.4% same-store sales growth and added 24 new locations to our collision platform. These additions included 17 acquired shops, along with seven newly opened start-up locations. Our positive top-line performance was complemented by continued successful execution of our Project 360 cost transformation plan, resulting in 22.8% growth in Adjusted EBITDA for the quarter. Adjusted EBITDA margins increased by 170 basis points year-over-year, reaching 12.4% for the third quarter ended September 30, 2025, driven by both gross margin expansion and positive operating leverage”, continued Mr. Kaner.

“In addition to these strong results, our announced acquisition of Joe Hudson’s in October marks a particularly exciting milestone. Over the past several years, we have been patient and disciplined in waiting for the right complementary multi-shop operator (MSO) to acquire, one that fits strategically and at the right valuation. Joe Hudson’s meets both criteria. It is a company we have long admired for its strong operational performance, concentrated footprint in the U.S. Southeast, and strategic alignment with Boyd’s business. This acquisition enhances our scale, accelerates our growth, and solidifies Boyd’s position as one of the leading players in the highly fragmented North American collision repair industry. We expect the acquisition to close late in the fourth quarter of 2025, subject to customary closing conditions and regulatory requirements.”

“I want to thank the entire Boyd team for their hard work and dedication in achieving these milestones. Their commitment and collaboration continue to drive our success and position Boyd for continued growth and value creation in the years ahead,” concluded Mr. Kaner.

	Three months ended			Nine months ended
Results of Operations	September 30,			September 30,

(thousands of U.S. dollars, except per share amounts)	2025	% change	2024	2025	% change	2024

Sales – Total	790,210	5.0	752,293	2,348,940	1.3	2,318,003

Same-store sales – Total

(excluding foreign exchange)(1)	767,628	2.4	749,324	2,264,090	(0.9)	2,285,062

Gross margin %	46.3%	1.3	45.7%	46.4%	2.2	45.4%

Operating expense %	33.9%	(3.1)	35.0%	34.8%	0.9	34.5%

Adjusted EBITDA margin (1)%	12.4%	15.9	10.7%	11.6%	7.4	10.8%

Adjusted EBITDA (1)	98,366	22.8	80,128	272,697	8.5	251,411

Acquisition and cost transformation initiatives	3,428	120.0	1,558	17,201	281.8	4,505

Depreciation and amortization	61,373	6.3	57,731	180,729	8.8	166,173

Fair value adjustments	(88)	N/A	(801)	(87)	N/A	(808)

Finance costs	18,751	3.0	18,199	54,606	6.0	51,531

Income tax expense	4,057	643.0	546	6,618	(16.3)	7,908

Adjusted net earnings (1)	13,294	309.4	3,247	26,272	6.7	24,628

Adjusted net earnings per share (1)	0.62	313.3	0.15	1.22	6.1	1.15

Net earnings	10,845	274.6	2,895	13,630	(38.3)	22,102

Basic earnings per share	0.51	292.3	0.13	0.63	(38.8)	1.03

Diluted earnings per share	0.50	284.6	0.13	0.63	(38.8)	1.03

1.

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures. Please see ”Non-GAAP Financial Measures and Ratios” section of this news release.

Outlook

The improvements in our business that began late in the second quarter of 2025 gained further traction in the third quarter and have continued to show strength in the early part of the fourth quarter. During the third quarter, same-store sales increased by 2.4%, with Boyd continuing to outperform the industry. Based on third quarter claims processing platform data, the Company estimates that repairable claims volume was down in the range of 3-5%. This represents a notable improvement from both the second quarter of 2025, which experienced an estimated decline of 6-8%, and the first quarter of 2025, during which repairable claims were down an estimated 9-10%.

Over the past year, Boyd has seen an improvement in several headwinds that have been negatively impacting repairable claims. These include a moderation in insurance premium increases, which are now back in-line with historical levels, as well as a return to growth in used vehicle prices. These trends, combined with the return to positive same-store sales in the third quarter, support the Company’s view that industry conditions are normalizing. While it remains early in the fourth quarter, same-store sales for October continued to show positive growth, delivering further improvement compared to the third quarter, falling within the range outlined in our five year plan.

The Company continues to execute on its Project 360 cost transformation plan. With over $30 million in annualized run-rate cost savings achieved to date, we are on track to reach $70 million in total annualized run-rate cost savings by the end of 2026, with the full $100 million expected to be realized by the end of 2029. Future savings are expected to include additional direct and indirect procurement savings as we focus on a more centralized approach to purchasing in order to fully leverage Boyd’s scale.

Boyd’s outlook for new location growth remains positive and unchanged following the Joe Hudson’s Collision Center acquisition announcement. The Company has successfully established a foundation that enables the opening of an average of approximately eight to ten new start-up locations per quarter. In the fourth quarter of 2025, Boyd expects to open 13 new start-up locations, with an additional 18 locations currently in development through the end of September 30, 2026. Start-up location development will be complemented by acquisitions, including single shop and small MSO acquisitions.

The recently announced definitive agreement to acquire Joe Hudson’s Collision Center is expected to add 258 locations to Boyd’s network, with a concentrated presence in the US Southeast. Given the complementary nature of Boyd and Joe Hudson’s operations, the integration is expected to deliver meaningful synergies that will benefit both businesses. These include procurement savings, both direct and indirect, as well as operational efficiency improvements arising from our enhanced density. Total synergies are projected to range between $35-$45 million, with approximately 50% anticipated in the near term and the balance by 2028. The transaction is expected to close in Q4 2025 subject to customary closing conditions and regulatory requirements.

With a return to positive same-store sales, strengthening industry fundamentals, a strong pipeline of new location growth, continued margin expansion efforts, and the pending acquisition Joe Hudson’s, Boyd remains well positioned to deliver sustained growth and value creation in the years ahead.

2025 Third Quarter Conference Call & Webcast

As previously announced, management will hold a conference call on Wednesday, November 12, 2025, at 10:00 a.m. (ET) to review the Company’s 2025 third quarter results. You can join the call by dialing 888-699-1199 or 416-945-7677. To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4nGyKp0 to receive an instant automated call back. A live audio webcast of the conference call will be available through www.boydgroup.com. An archived replay of the webcast will be available for 90 days. A taped replay of the conference call will also be available until Wednesday, November 19, 2025, at midnight by calling 888-660-6345 or 289-819-1450, replay entry code 73824#.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services Inc. shares trade on the Toronto Stock Exchange (TSX) under the symbol BYD.TO and the New York Stock Exchange (NYSE) under the symbol BGSI. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at https://www.boydgroup.com.

About The Boyd Group Inc.

The Boyd Group Inc. (the “Company”) is one of the largest operators of non-franchised collision repair centres in North America in terms of number of locations and sales. The Company operates locations in Canada under the trade names Boyd Autobody & Glass (https://www.boydautobody.com) and Assured Automotive (https:// www.assuredauto.ca) as well as in the U.S. under the trade name Gerber Collision & Glass (https:// www.gerbercollision.com). In addition, the Company is a major retail auto glass operator in the U.S. with operations under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. The Company also operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates a Mobile Auto Solutions (“MAS”) service that offers scanning and calibration services. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at (https:// www.boydgroup.com).

Non-GAAP Financial Measures and Ratios

This press release refers to certain non-GAAP financial measures and ratios of Boyd, such as same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share, which are not standardized measures under International Financial Reporting Standards. Boyd’s management uses certain non-GAAP financial measures to evaluate the performance of the business and to reward employees. These non-GAAP financial measures should not be a substitute for, or superior to net earnings or sales in measuring the performance of BGSI.

Forward-looking metrics such as expected synergies are based on certain assumptions and estimates that are subject to change. These forward-looking measures should not be considered guidance or guarantees of future performance.

The following is a reconciliation of BGSI’s non-GAAP financial measures and ratios:

ADJUSTED EBITDA

Standardized EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are measures commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. They are also key measures that management uses to evaluate performance of the business and to reward its employees. While EBITDA is used to assist in evaluating the operating performance and debt servicing ability of BGSI, investors are cautioned that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as reported by BGSI may not be comparable in all instances to EBITDA as reported by other companies.

	Three months ended		Nine months ended
	September 30,		September 30,

(thousands of U.S. dollars)	2025	2024	2025	2024

Net earnings	$10,845	$2,895	$13,630	$22,102

Add:

Finance costs	18,751	18,199	54,606	51,531

Income tax expense	4,057	546	6,618	7,908

Depreciation of property, plant and equipment	22,319	20,289	64,713	54,591

Depreciation of right of use assets	31,998	31,330	95,412	92,087

Amortization of intangible assets	7,056	6,112	20,604	19,495

Standardized EBITDA	$95,026	$79,371	$255,583	$247,714

Add (deduct):

Fair value adjustments	(88)	(801)	(87)	(808)

Acquisition and transformational cost initiatives	3,428	1,558	17,201	4,505

Adjusted EBITDA	$98,366	$80,128	$272,697	$251,411

Sales	$790,210	$752,293	$2,348,940	$2,318,003

Adjusted EBITDA margin (%)	12.4%	10.7%	11.6%	10.8%

ADJUSTED NET EARNINGS

BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items.

(thousands of U.S. dollars, except share and per	Three months ended		Nine months ended
share amounts)	September 30,		September 30,

	2025	2024	2025	2024

Net earnings	$10,845	$2,895	$13,630	$22,102
Add (deduct):
Fair value adjustments (non-taxable)	(88)	(801)	(87)	(808)
Acquisition and transformational cost initiatives (net of tax)	2,537	1,153	12,729	3,334

Adjusted net earnings	$13,294	$3,247	$26,272	$24,628

Weighted average number of shares	21,467,917	21,472,587	21,467,770	21,472,357

Adjusted net earnings per share	$0.62	$0.15	$1.22	$1.15

SAME-STORE SALES

Same-store sales is a non-GAAP measure that includes only those locations in operation for the full comparative period. Same-store sales is presented excluding the impact of foreign exchange fluctuation on the current period.

	Three months ended		Nine months ended
	September 30,		September 30,

(thousands of U.S. dollars)	2025	2024	2025	2024

Sales	$790,210	$752,293	$2,348,940	$2,318,003

Less:

Sales from locations not in the comparative period	(23,172)	(997)	(89,474)	(24,325)

Sales from under-performing facilities closed during the period	—	(1,972)	(632)	(8,616)

Foreign exchange	590	—	5,256	—

Same-store sales (excluding foreign exchange)	$767,628	$749,324	$2,264,090	$2,285,062

For further information, please contact:

Investor Relations

Boyd Group Services

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “project”, “target”, “plan”, “goal” or the negative thereof or similar variations.

The forward-looking statements in this press release include, without limitation, statements regarding: Boyd’s outlook and expectations regarding performance relative to industry peers; trends and industry conditions; run-rate cost savings plans, the timing of realization thereof, and areas from which cost savings will be derived; outlook for new location growth; the completion of the proposed acquisition of Joe Hudson’s Collision Center and expectations regarding timing for the same and potential strategic and financial benefits thereof; expectations that the acquisition of Joe Hudson’s Collision Center will deliver meaningful synergies, timing of realization thereof, and the areas from which synergies will be derived; and the Company’s ability to deliver sustained growth and value creation.

Forward-looking statements are subject to significant risks and uncertainties and are based on a number of assumptions and estimates. Forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements. Specific risks and uncertainties related to the proposed acquisition of Joe Hudson’s Collision Center include, but are not limited to: risk that the proposed acquisition will not be completed on the anticipated terms and timing or at all, including risks relating to the satisfaction of the conditions thereto and Boyd’s ability to obtain regulatory approvals on favourable terms; failure to realize the anticipated benefits or synergies of the acquisition; challenges or delays in achieving synergies and in integrating the acquired business into Boyd’s operations; the possibility of unexpected material liabilities, disputes or contingencies related to the acquisition; risks associated with historical financial information of the acquired business; the diversion of management time and attention on the acquisition; the impact of costs in connection with the acquisition and integration of the acquired business into the Boyd’s operations; risks associated with incurring additional debt to finance the acquisition; and retention of customers and employees of the acquired business. Other risks and uncertainties related to Boyd’s business include, but are not limited to, risks and uncertainties relating to: a decline in number of insurance claims; employee relations and staffing; acquisition and new location risk; operational performance; brand management and reputation; market environment change; reliance on technology; supply chain risk; margin pressure and sales mix changes; economic downturn; changes in client relationships; environmental, health and safety risk; climate change and weather conditions; pandemic risk; competition; access to capital; dependence on key personnel; tax position risk; corporate governance; increased government regulation and tax risk; fluctuations in operating results and seasonality; risk of litigation; execution on new strategies; insurance risk; interest rates; U.S. health care costs and workers compensation claims; foreign currency risk; capital expenditures; low capture rates; and energy costs and Boyd’s success in anticipating and managing the foregoing risks.

We caution that the foregoing list of factors is not exhaustive and that when reviewing our forward-looking statements, investors and others should refer to the “Risk Factors” section of Boyd’s Annual Information Form, the “Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov. All forward-looking statements presented herein should be considered in conjunction with such filings. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements in this press release reflect the Boyd’s current expectations, assumptions and/or beliefs based on information currently available, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the satisfaction of all closing conditions and completion of the acquisition within the anticipated timeframe; the Company’s ability to complete the integration of acquired business within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of the acquired business; the impact of the acquisition on growth; the accuracy and completeness of the information (including financial information) regarding the acquired business; the absence of significant undisclosed costs or liabilities associated with the acquisition; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with those expressed or implied in such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.